Exhibit (a)(1)(H)

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXCLUSIVE NEGOTIATIONS

FOR UNCONVENTIONAL BLOCKS IN VACA MUERTA IN ARGENTINA

Bogota, Colombia – April 11, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, today announced that the Company has submitted a binding offer to acquire a non-operated Working Interest (WI) in unconventional blocks in the Neuquen Basin in Argentina.

As of the date of this release, the offer has been accepted by the seller and the parties are working on an exclusive basis towards execution of definitive agreements.

The potential acquisition is consistent with GeoPark’s strategy of continued expansion in the leading proven oil and gas basins in Latin America. Upon closing, the assets would immediately contribute more than 5,000 net boepd of production. The agreed acquisition price is around $200 million, plus an additional carry of $110 - 120 million (gross), over a two year period, associated to certain exploration activities. GeoPark intends to fund the acquisition through a combination of cash on hand, available credit facilities and new financing. The net debt to Adjusted EBITDA ratio following the transaction is not expected to exceed 1.1x1.

GeoPark expects to sign definitive documentation within the coming weeks, in which case closing of the transaction would occur in 3Q2024. No assurances can be given that the transaction will ultimately be completed, due to regulatory or other reasons. Due to confidentiality terms under the agreement, GeoPark is not able to provide further information to the market on this acquisition until the final documentation is signed, or terminated, as the case may be.

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1 Considers full-year 2024 pro forma adjusted EBITDA from new assets in Vaca Muerta. The Company is unable to present a quantitative reconciliation of the net debt to Adjusted EBITDA ratio which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as in the case of Adjusted EBITDA, write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Capital Markets Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
mboed	Thousands of barrels of oil equivalent per day
mmboe	Millions of barrels of oil equivalent
PRMS	Petroleum Resources Management System
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including this acquistion and the reserves and debt ratios following the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

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